UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SANOFI

(Exact name of registrant as specified in its charter)

Republic of France	001-31368	98-0346613
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

46 avenue de la Grande Armée Paris, France		75017
(Address of principal executive offices)		(Zip Code)

Alexandra Roger

(+33) 1 53 77 48 98

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Sanofi (including its consolidated subsidiaries, the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2025, to December 31, 2025 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i) (a) columbite-tantalite, (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”).

Reasonable Country of Origin Inquiry

As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals that are necessary to the functionality or production of its products during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources, in accordance with Form SD and related guidance provided by the Securities and Exchange Commission (“SEC”). In accordance with SEC Staff Guidance with respect to Rule 13p-1, the Company excluded packaging materials from this review.

The Company’s global supply chain is complex. In the course of its business operations, the Company may purchase materials and components containing Subject Minerals. These materials and components may, in turn, be included in the Company’s products. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original sources of conflict minerals. The Company’s immediate suppliers, in turn, typically are also downstream in the minerals supply chain and have similar challenges in achieving supply chain transparency. As a result, the Company relies on its direct suppliers of materials, with which the Company has business relationships, to provide information regarding the origin of any conflict minerals that are included in their products.

The Company’s RCOI process and results regarding the Subject Minerals include as described below.

•

The Company’s procurement and manufacturing and supply departments worked together to search the Company’s database to identify where Subject Minerals were used in its products. As a result of this process, the Company identified certain of its immediate, potentially in-scope suppliers of materials that provided materials or components that may contain Subject Minerals (collectively, the “Covered Suppliers”).

•

The Company put in place a consultation of the Covered Suppliers, with the assistance of a third-party service vendor (the “Vendor”) with expertise in supply chain due diligence, to assist in data collection and identifying risks of the presence of Subject Minerals originating from Covered Countries in the Company’s products, using the Conflict Minerals Reporting Template (“CMRT”) published by the Responsible Materials Initiative. The Company, with the assistance of the Vendor, inventoried the responses received from the Covered Suppliers.

•

An escalation process was conducted with Covered Suppliers who continued to be non-responsive, despite reminder e-mails after the above contacts were made, or whose initial (or subsequent) response was not complete or otherwise warranted clarification or confirmation. Using a risk-based approach, the Company, with the assistance of the Vendor, evaluated responses from the Covered Suppliers. The Company, with the assistance of the Vendor, engaged certain Covered Suppliers, holding discussions to ensure that the Company’s inquiries regarding conflict minerals were understood and complied with.

On the basis of the RCOI process described above, the Company has no reason to believe that the Subject Minerals contained in its products during the Reporting Period originated in the Covered Countries and not from recycled or scrap sources.

As required by Form SD, the disclosure contained in this Form SD regarding the Company’s RCOI is available on the Company’s website located at http://www.sanofi.com. The content on, or accessible through, any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02.	Exhibit.

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Not applicable.

Section 3 – Exhibits

Item 3.01    Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SANOFI

By: /s/ Jean-Yves Rotté-Geoffroy	Date: 26 May, 2026

Name: Jean-Yves Rotté-Geoffroy
Title: Chief Procurement Officer